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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Printcafe Software, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

742562 10 1

(Cusip Number)

James Etheridge
General Counsel
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, California 94404
Telephone (650) 357-3570
Facsimile (650) 357-3776

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742562 10 1

1.	Name of Reporting Person: Electronics for Imaging, Inc.		I.R.S. Identification Nos. of above persons (entities only): 94-3086355

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,126,574

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,126,574

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,574

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.7%

14.	Type of Reporting Person (See Instructions): CO

2

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits

     This amendment no. 1 relates to the Statement on Schedule 13D (the “Schedule 13D”) filed by Electronics for Imaging, Inc., a Delaware corporation (“EFI”), with respect to its beneficial ownership of (as determined under Rule 13d-3) of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Printcafe Software, Inc., a Delaware corporation (“Printcafe”). This amendment does not report the acquisition of beneficial ownership of any shares of Common Stock not reported in the Schedule 13D.

Item 4. Purpose of Transaction

     EFI and Printcafe entered into a Stock Option Agreement, dated as of February 13, 2003 (the “Option Agreement”). EFI entered into the Option Agreement for the purpose of acquiring voting securities that would be voted, on the record date for stockholder action in connection with the proposed Business Combination (as defined below), in favor of the adoption of the definitive merger agreement for the Business Combination.

     EFI has proposed a business combination (the “Business Combination”) with Printcafe in which each outstanding share of Common Stock would be converted into consideration valued at $2.60. EFI sent a letter to the board of directors of the Company on January 22, 2003. By letter dated January 24, 2003, an independent committee of the board of directors of Printcafe (the “Committee”) acknowledged receipt of EFI’s January 22, 2003 proposal. On January 28, 2003, EFI sent a letter to the Committee.

     On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to February 21, 2003, EFI, Printcafe and the Committee (together with their respective representatives) have negotiated the terms of the Business Combination. On February 21, 2003, EFI’s board of directors approved the then current draft of the merger agreement and authorized EFI’s officers to execute and deliver a definitive merger agreement.

     The Business Combination would be effected through the merger of a wholly owned subsidiary of EFI with and into Printcafe. Following such merger, EFI may merge or liquidate the surviving corporation or its subsidiaries. Following such merger, EFI may sell, transfer or otherwise dispose of a material portion of the assets of the surviving corporation or its subsidiaries. Consummation of the Business Combination would also have the effects described in Items 4(d)-(i) of Schedule 13D as promulgated by the Securities and Exchange Commission.

     EFI expects to continue to pursue discussions with Printcafe, but can not predict the timing or results of such discussions, including, among other things, whether such discussions will result in agreement on the terms of any transaction between EFI and Printcafe, or the possible terms thereof.

     Other than as described above and in Item 6, EFI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D as promulgated by the Securities and Exchange Commission (although EFI reserves the right to develop such plans).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Background

     EFI and Printcafe held discussions with respect to a potential business combination during November 2001. No agreement with respect to a transaction between the parties arose out of those discussions. EFI continued to follow developments with respect to Printcafe after the termination of those discussions and from time to time held discussions with members of Printcafe’s management team. In December 2002, EFI engaged counsel in anticipation of resuming efforts to affect a transaction with Printcafe.

     On January 22, 2003, Creo, Inc. (“Creo”) issued a press release stating that it had entered into agreements to acquire additional shares of Common Stock and that it was offering to acquire all remaining shares of Common Stock at a price of $1.30 per share.

     On January 22, 2003, EFI sent a letter to Printcafe’s board of directors proposing the Business Combination and on January 24, 2003, EFI sent a letter to the Committee re-proposing the Business Combination.

     The Committee’s counsel notified EFI’s counsel that the Committee was considering EFI’s proposal, including the adoption of a stockholders’ rights plan, but, that issuance of rights could be viewed as causing a technical default under Printcafe’s loan agreement with a subsidiary of Creo. EFI subsequently notified the Committee that EFI would consider providing a standby credit facility.

     On February 6, 2003, EFI and Printcafe executed and delivered a non-disclosure agreement. During the period from January 27, 2003 to February 13, 2003, EFI and the Committee (together with their representatives) negotiated the terms upon which EFI would be willing to extend the standby credit facility.

     On February 13, 2003, Printcafe and EFI executed and delivered the Option Agreement, a letter agreement (the “Standby Letter Agreement”) providing for the extension of credit by EFI to Printcafe, and a letter agreement (the “Letter Agreement”), with respect to the terms upon which Printcafe can pursue alternate proposals to the Business Combination.

     On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to the date of filing of this Statement, EFI, Printcafe and the Committee (together with their respective representatives) have negotiated the terms of the Business Combination.

     On February 19, 2003, Creo commenced an action (the “Creo Litigation”) in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics for Imaging, Inc., Mark D. Olin, Charles J. Billerbeck, Victor A. Cohen and Thomas J. Gill. Creo requested a temporary restraining order with respect to (a) triggering, exercising or otherwise giving effect to the stockholders’ rights plan adopted by Printcafe, (b) enforcing any action taken or to be taken by Printcafe “with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe,” (c) taking any steps or actions to enforce the fee provided for in the Letter Agreement, (d) taking any steps or any actions to enforce the Option Agreement, (e) taking any steps or actions to enforce the no solicitation provisions of the Letter Agreement, (f) engaging in any “conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions” and (g) entering into, or purporting to enter into, a merger agreement between EFI and Printcafe before the court finally rules on the action. On February 21, 2003 the court denied Creo’s request.

     On February 21, 2003, the Committee informed EFI that it had received a proposal from Creo to acquire Printcafe in a transaction in which the consideration per share of Common Stock would be $3.00 paid in shares of Creo common stock and also “subject to an appropriate collar.”

     On February 23, 2003, the Committee informed EFI that Creo had conditionally proposed to acquire Printcafe in a transaction in which the only consideration would be shares of Creo common stock valued at $4.00 per share of Common Stock, subject to a 20% collar.

     On February 24, 2003, EFI sent a letter to Printcafe modifying the condition to EFI’s obligation to loan funds to Printcafe for working capital purposes. That letter agreement modified a condition to EFI’s obligations in the Credit Letter by extending the date by which EFI and Printcafe must have executed and delivered a merger agreement from February 24, 2003 to March 3, 2003.

     On the evening of February 24, 2003, representatives of the Committee informed EFI that Creo had orally withdrawn its proposals.

     The descriptions of the Nondisclosure Agreement, the Option Agreement, the Letter Agreement and the Credit Letter (except as modified herein) are incorporated by reference from the Schedule 13D and are qualified in their entirety by reference to such agreements, a copy of which are Exhibits 3, 4, 5, 6, and 7 to this Statement, respectively.

Item 7. Material to be Filed as Exhibits

1.	Letter dated January 22, 2003 from EFI to the board of directors of Printcafe. (1)

2.	Letter dated January 24, 2003 from the Committee to EFI. (1)

3.	Letter dated January 28, 3003 from EFI to the Committee. (1)

4.	Nondisclosure Agreement, dated February 6, 2003, by and between Printcafe and EFI. (1)

5.	Option Agreement, dated as of February 13, 2003, by and between Printcafe and EFI. (2)

6.	Letter Agreement, dated February 13, 2003, by and between Printcafe and EFI. (3)

7.	Credit Letter, dated February 13, 2003, by and between EFI and Printcafe. (4)

8.	Motion for Temporary Restraining Order, dated February 19, 2003, in the Creo Litigation. (1)

9.	Letter dated February 24, 2003 from EFI to Printcafe.*

*	Filed herewith.

(1)	Incorporated by reference to the corresponding numbered exhibit to the Schedule 13D.

(2)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Printcafe with the Securities and Exchange Commission on February 13, 2003 (the “Form 8-K”).

(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K.

(4)	Incorporated by reference to Exhibit 10.3 to the Form 8-K.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003	ELECTRONICS FOR IMAGING, INC.

By: /s/ Joseph Cutts

Name: Joseph Cutts Title: Chief Financial Officer

ELECTRONICS FOR IMAGING, INC.
303 Velocity Way
Foster City, California 94404

February 24, 2003

Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222

Ladies and Gentlemen:

     We refer to the letter agreement, dated February 13, 2003, by and between you and us (the “Credit Letter”). We hereby amend our condition in Sections 1(b) and 1(c) by changing the dates February 24, 2003 to read March 3, 2003.

     All of the remaining terms of the Credit Letter otherwise remain in full force and effect and remain unmodified.

Very truly yours,

ELECTRONICS FOR IMAGING, INC.

/s/ Joseph Cutts
Joseph Cutts
Chief Financial Officer